EXHIBIT 99.2

CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015
(UNAUDITED)

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
For the three months ended March 31,

(In millions of United States Dollars except for shares and per share amounts, unaudited)	2015	2014
Revenue	$458.1	$353.9
Cost of sales excluding depletion, depreciation and amortization	(280.0)	(208.9)
Gross margin excluding depletion, depreciation and amortization	178.1	145.0
Depletion, depreciation and amortization	(137.9)	(111.9)
Mine operating earnings	40.2	33.1

Expenses
General and administrative	(29.4)	(31.5)
Exploration and evaluation	(5.4)	(4.6)
Equity (loss)/earnings from associate	(4.4)	1.2
Other expenses	(23.4)	(12.2)
Operating earnings	(22.4)	(14.0)
Finance income (Note 5)	22.9	7.1
Finance expense (Note 5)	(34.1)	(9.0)
Net finance expense	(11.2)	(1.9)
Loss before taxes	(33.6)	(15.9)
Current income tax expense (Note 6)	(33.5)	(25.7)
Deferred income tax expense/(recovery) (Note 6)	(68.1)	10.2
Income tax expense	(101.6)	(15.5)
Net loss from continuing operations	(135.2)	(31.4)
Net (loss)/earnings from discontinued operations (Note 4(b))	(16.6)	1.8
Net loss attributable to Yamana Gold Inc. equity holders	$(151.8)	$(29.6)

Net loss per share attributable to Yamana Gold Inc. equity holders (Note 7)
Net loss per share from continuing operations - basic and diluted	$(0.15)	$(0.04)
Net loss per share from discontinued operations - basic and diluted	$(0.02)	$—
Net loss per share basic and diluted	$(0.17)	$(0.04)

Weighted average number of shares outstanding (in thousands) (Note 7)
Basic	913,716	753,356
Diluted	913,716	753,356

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
For the three months ended March 31,

(In millions of United States Dollars, unaudited)	2015	2014
Net loss attributable to Yamana Gold Inc. equity holders	$(151.8)	$(29.6)

Other comprehensive (loss)/income, net of taxes (Note 8)
Items that may be reclassified subsequently to profit or loss:
- Net change in fair value of available-for-sale securities	0.2	2.6
- Net change in fair value of hedging instruments	2.0	22.4
Total other comprehensive income	$2.2	$25.0
Total comprehensive loss attributable to Yamana Gold Inc. equity holders	$(149.6)	$(4.6)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

YAMANA GOLD INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended March 31,

(In millions of United States Dollars, unaudited)	2015	2014
Operating activities
Loss before taxes	$(33.6)	$(15.9)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	137.9	111.9
Share-based payments (Note 15)	5.1	5.3
Equity loss from associate	4.4	(1.2)
Finance income (Note 5)	(22.9)	(7.1)
Finance expense (Note 5)	34.1	9.0
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	(8.0)	7.8
Impairment of available-for-sale securities and other assets	0.4	5.3
Other non-cash expenses	23.9	9.0
Decommissioning, restoration and similar liabilities paid	(1.1)	(0.8)
Cash distributions from associate	—	17.6
Income taxes paid	(44.2)	(47.0)
Cash flows from operating activities before non-cash working capital	96.0	93.9
Net change in non-cash working capital (Note 17(b))	(94.0)	(63.2)
Cash flows from operating activities of continuing operations	$2.0	$30.7
Cash flows from operating activities of discontinued operations (Note 4(b))	$1.1	$8.2
Investing activities
Acquisition of property, plant and equipment	$(75.7)	$(137.6)
Proceeds on disposal of investments and other assets	3.6	—
Other investing activities	(1.1)	(1.6)
Cash flows used in investing activities of continuing operations	$(73.2)	$(139.2)
Cash flows used in investing activities of discontinued operations (Note 4(b))	$(0.1)	$(8.3)
Financing activities
Dividends paid	$(13.1)	$(48.8)
Proceeds on common share offering	228.1	—
Repayment of term loan and assumed debt (Note 12)	(256.6)	—
Proceeds from term loan and notes payable (Note 12)	50.6	150.0
Other financing activities	(6.1)	(4.0)
Cash flows from financing activities of continuing operations	$2.9	$97.2
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	(1.6)	1.1
Decrease in cash and cash equivalents of continuing operations	$(69.9)	$(10.2)
Increase in cash and cash equivalents of discontinued operations	$1.0	$(0.1)
Cash and cash equivalents of continuing operations, beginning of period	$191.0	$219.7
Cash and cash equivalents of discontinued operations, beginning of period	$0.6	$0.3
Cash and cash equivalents, end of period of continuing operations	$121.1	$209.5
Cash and cash equivalents, end of period of discontinued operations (Note 4(b))	$1.6	$0.2

Cash and cash equivalents are comprised of the following:
Cash at bank	$107.7	$180.2
Bank short-term deposits	13.4	29.3
Total cash and cash equivalents of continuing operations	$121.1	$209.5

Supplementary cash flow information (Note 17)
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

As at (In millions of United States Dollars, unaudited)	March 31, 2015	December 31, 2014 (Restated)
Assets
Current assets:
Cash and cash equivalents	$121.1	$191.0
Trade and other receivables	50.1	51.0
Inventories (Note 10)	295.0	307.0
Other financial assets	120.3	111.8
Other assets	113.4	103.7
Assets held for sale (Note 4(b))	18.2	19.5
	718.1	784.0
Non-current assets:
Property, plant and equipment (Note 11)	10,990.1	11,034.7
Investment in associates	62.2	66.6
Other financial assets	39.3	43.3
Deferred tax assets	120.4	112.9
Goodwill and intangibles	425.4	425.3
Other assets	49.9	63.9
Total assets	$12,405.4	$12,530.7

Liabilities
Current liabilities:
Trade and other payables	$356.2	$407.9
Income taxes payable	11.4	24.7
Other financial liabilities	208.4	199.1
Other provisions and liabilities (Note 13)	68.2	73.1
Liabilities held for sale (Note 4(b))	21.1	27.1
	665.3	731.9
Non-current liabilities:
Long-term debt (Note 12)	1,817.0	2,025.4
Decommissioning, restoration and similar liabilities	195.7	204.1
Deferred tax liabilities	2,725.3	2,644.1
Other financial liabilities	63.6	54.7
Other provisions and liabilities (Note 13)	124.0	137.7
Total liabilities	$5,590.9	$5,797.9

Equity
Share capital (Note 14)
Issued and outstanding 938,339,657 common shares (December 31, 2014 - 878,052,814 shares)	7,591.5	7,347.3
Reserves	0.5	(2.9)
Deficit	(796.2)	(630.3)
Equity attributable to Yamana shareholders	$6,795.8	$6,714.1
Non-controlling interest	18.7	18.7
Total equity	6,814.5	6,732.8
Total equity and liabilities	$12,405.4	$12,530.7
Contractual commitments and contingencies (Notes 19 and 20).

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
PETER MARRONE	PATRICK MARS
Director	Director

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the three months ended March 31,

(In millions of United States Dollars, unaudited)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Other reserve	Total reserves	Retained earnings/(deficit)	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance at January 1, 2014	$6,320.1	$24.7	$(66.1)	$0.2	$—	$(41.2)	$860.5	$7,139.4	$18.7	$7,158.1
Net loss	—	—	—	—	—	—	(29.6)	(29.6)	—	(29.6)
Accumulated other comprehensive income, net of income tax (Note 8)	—	—	22.4	2.6	—	25.0	—	25.0	—	25.0
Transactions with owners
Issued on vesting of restricted share units (Note 14)	2.4	(2.4)	—	—	—	(2.4)	—	—	—	—
Restricted share units (Note 14)	—	3.7	—	—	—	3.7	—	3.7	—	3.7
Share cancellation (Note 14)	(1.1)	1.4	—	—	—	1.4	—	0.3	—	0.3
Dividends	—	—	—	—	—	—	(28.0)	(28.0)	—	(28.0)
Balance at March 31, 2014	$6,321.4	$27.4	$(43.7)	$2.8	$—	$(13.5)	$802.9	$7,110.8	$18.7	$7,129.5

Balance at January 1, 2015	$7,347.3	$23.2	$(24.9)	$—	$(1.2)	$(2.9)	$(630.3)	$6,714.1	$18.7	$6,732.8
Net loss	—	—	—	—	—	—	(151.8)	(151.8)	—	(151.8)
Accumulated other comprehensive income, net of income tax (Note 8)	—	—	2.0	0.2	—	2.2	—	2.2	—	2.2
Transactions with owners
Issued on acquisition of mineral interests (Note 4)	12.9	0.2	—	—	—	0.2	—	13.1	—	13.1
Issued on vesting of restricted share units (Note 14)	3.5	(3.5)	—	—	—	(3.5)	—	—	—	—
Issued on public offering	228.1	—	—	—	—	—	—	228.1	—	228.1
Restricted share units (Note 14)	—	4.2	—	—	—	4.2	—	4.2	—	4.2
Share cancellation (Note 14)	(0.3)	0.3	—	—	—	0.3	—	—	—	—
Dividends	—	—	—	—	—	—	(14.1)	(14.1)	—	(14.1)
Balance at March 31, 2015	$7,591.5	$24.4	$(22.9)	$0.2	$(1.2)	$0.5	$(796.2)	$6,795.8	$18.7	$6,814.5

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2015
(With Comparatives as at December 31, 2014 and for the Three Months Ended March 31, 2014)
(Tabular amounts in millions of United States Dollars unless otherwise noted, unaudited)

1.    BASIS OF PREPARATION AND PRESENTATION

These Condensed Consolidated Interim Financial Statements of Yamana Gold Inc. (the "Company"), including comparative figures, have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (‘IAS 34’) using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Condensed Consolidated Interim Financial Statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2014 prepared in accordance with IFRS as issued by the IASB.

These Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on April 28, 2015.

2.     CRITICAL ACCOUNTING POLICIES AND ESTIMATES

These Condensed Consolidated Interim Financial Statements have been prepared on the basis of and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in Notes 3 and 5 to the Company’s Annual Consolidated Financial Statements for the year ended December 31, 2014.

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the first quarter ended March 31, 2015 are the same as those disclosed in Note 4 to the Company's Annual Consolidated Financial Statements for the year ended December 31, 2014.

3.    RECENT ACCOUNTING PRONOUNCEMENTS

The IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) issue pronouncements that are mandatory for the Company to implement. Pronouncements that are not applicable to the Company have been excluded from this note. The following pronouncements have been issued but are not yet effective:

(a)	IFRS 9 Financial Instruments - The standard is effective for annual reporting periods beginning January 1, 2018 for public entities. The Company is assessing the impact of this Standard.

(b)
IFRS 15 Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early application not permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this Standard.

(c)	The following annual improvements are effective January 1, 2016. The Company is assessing the impact of these amendments:

▪	Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11 Joint Arrangements)

▪	Changes in methods of disposal with respect to non-current assets held for sale and discontinued operations (amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations)

▪	Disclosure of information elsewhere in the interim financial report (amendments to IAS 34 Interim Financial Reporting)

4.    ACQUISITION AND DISPOSITION OF MINERAL INTERESTS

a) Acquisition of 50% interest of Osisko Mining Corporation ("Osisko")

On June 16, 2014, the Company and Agnico Eagle Mines Limited ("Agnico") completed the joint acquisition of 100% of all issued and outstanding common shares of Osisko.  Osisko operates Canadian Malartic in the Abitibi Gold Belt, immediately south of the Town of Malartic located in the province of Quebec, Canada. Additionally, Osisko conducts advanced exploration activities at the Kirkland Lake and Hammond Reef properties in Northern Ontario, Canada and additional exploration projects located in the Americas. The acquisition supports the Company’s strategy, adding another high quality, high margin cornerstone asset that increases the sustainable production level and is expected to contribute to cash flow.

Total consideration paid by Yamana was $1.47 billion which consisted of approximately $0.46 billion in cash and $1.01 billion in Yamana shares based on a Yamana share price of $8.18 (C$8.88) per share.

Under the terms of the Agreement, each outstanding common share of Osisko was exchanged for: (i) C$2.09 in cash; (ii) 0.26471 of a Yamana common share (a value of C$2.35 based on the closing price of C$8.88 for Yamana shares on the Toronto Stock Exchange as of June 16, 2014); (iii) 0.07264 of an Agnico common share (a value of C$2.64 based on the closing price of C$36.29 for Agnico shares on the Toronto Stock Exchange as of June 16, 2014); and (iv) one common share of a newly formed company, Osisko Gold Royalties Ltd. ("Osisko Gold") that commenced trading on the Toronto Stock Exchange.

Certain assets of Osisko were transferred to Osisko Gold, the shares of which were distributed to Osisko shareholders as part of the transaction. The following was transferred to Osisko Gold: (i) a 5% net smelter royalty (“NSR”) on Canadian Malartic; (ii) C$157 million cash; (iii) a 2% NSR on the Upper Beaver-Kirkland Lake assets, the Hammond Reef project, and certain other exploration properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) other investments.

In summary, following the completion of the acquisition, the Company and Agnico each own (A) 50% of Osisko and its mining assets (excluding the Osisko Gold assets), including the Kirkland Lake Properties, the Hammond Reef Properties and other exploration properties, and (B) a 50% interest in the Canadian Malartic General Partnership ("CMGP") which holds Canadian Malartic.

The Company has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company’s rights and obligations prescribed by the transaction, as the joint arrangement was determined to be a joint operation under IFRS. In accordance with the Company’s accounting policy, the Company has recognized the identifiable assets and liabilities, subject to the exceptions in IFRS 3, at fair value at its proportionate 50% share, and the residual has been recognized as goodwill.

As of the date of these Condensed Consolidated Interim Financial Statements, the determination of fair value of assets and liabilities acquired is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of the net assets acquired, assessing and measuring the associated deferred income tax assets and liabilities and potential goodwill on the acquisition. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary fair value below and are subject to change.

Total consideration paid by the Company was as follows:

Cash	$462.7
Issue of Yamana common shares: 123,620,781 shares (at C$8.88 per share) (i)	1,011.8
Purchase consideration	$1,474.5

(i)
Excluded are 3.2 million common shares issued by the Company which are held by a third-party and serve as a guarantee for the convertible debt assumed on acquisition of Canadian Malartic. The shares are issued but not entitled to dividends, voting or other shareholder's rights.

The following table summarizes the total preliminary fair value of assets and liabilities acquired reported in the Company's Annual Consolidated Financial Statements for the year ended December 31, 2014 and the updated purchase price allocation during the first quarter of 2015:

	Preliminary	Adjustments	Restated
Cash	$59.2	$—	$59.2
Net working capital acquired	29.7	(3.8)	25.9
Property, plant and equipment (including mineral interests)	1,662.9	(108.1)	1,554.8
Long-term liabilities	(123.1)	—	(123.1)
Deferred income taxes	(414.1)	12.1	(402.0)
	1,214.6	(99.8)	1,114.8
Goodwill	259.9	99.8	359.7
Net identifiable assets	$1,474.5	$—	$1,474.5

The following table summarizes the Company's restated and previously reported December 31, 2014 consolidated balance sheet:

	December 31, 2014 (Restated)	December 31, 2014
Property, plant and equipment (including mineral interests)	$11,034.7	$11,142.8
Goodwill and intangibles	$425.3	$325.4
Other provisions and liabilities	$73.1	$69.4
Deferred income taxes	$2,644.1	$2,656.0

Goodwill of $359.7 million was recognized primarily as a result of the deferred tax liability recognized on the excess of the fair value of the acquired assets over their corresponding tax bases. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

Acquisition related costs totaled $30.8 million and have been recognized as an expense and included in other expenses in the consolidated statement of operations for the twelve months ended December 31, 2014.

During the period ended March 31, 2015, the Company made changes to the preliminary purchase price allocation that had been previously reported at December 31, 2014. The fair value of net working capital acquired, property, plant and equipment and deferred income taxes decreased by $3.8 million, $108.1 million and $12.1 million respectively. As a result of these changes, goodwill increased by $99.8 million. The changes in the current period are the result of the Company obtaining more information about the tax balances attributable to the assets and liabilities acquired as well as changes to certain estimates related to the timing and costs of future production.

On March 19, 2015, the Company and Agnico through CMGP jointly acquired the remaining 30% interest in the Malartic CHL prospect from Abitibi Royalties Inc. (“Abitibi”) for a total consideration of approximately C$57 million in shares and a 3.0% net smelter return royalty on the Malartic CHL prospect. The Company issued a total of 3,549,695 common shares for its portion of the consideration.  Following the completion of the transaction, CMGP holds a 100% interest in the Malartic CHL prospect. In accordance with the terms of concurrent agreements, each of the parties released and discharged the others with respect to all proceedings previously commenced by Abitibi with respect to the Malartic CHL prospect, all without admission of any further liability by any party.

b) Disposition of Mineral Interests

During the fourth quarter of 2014, the Company formalized its decision to divest Ernesto Pau-a-Pique which is a non-core asset and has presented the assets and liabilities as held for sale and the operating results have been presented separately from continuing operations.  Total net loss for the period ended March 31, 2015 was $16.6 million (2014 - net earnings of $1.8 million). As at March 31, 2015 assets held for sale totaled $18.2 million (2014 - $19.5 million) and liabilities held for sale totaled $21.1 million (2014 - $27.1 million).

5.    FINANCE INCOME AND EXPENSE

Three months ended March 31,	2015	2014
Interest and other income	$0.7	$0.3
Mark-to-market on convertible debt	0.2	—
Net foreign exchange gain	22.0	6.8
Finance income	$22.9	$7.1

Unwinding of discounts on provisions	$(4.4)	$(3.1)
Interest expense on long-term debt	(24.1)	(2.6)
Realized loss on derivatives	(2.0)	—
Amortization of deferred financing, bank, financing fees and other	(3.6)	(3.3)
Finance expense	$(34.1)	$(9.0)
Net finance expense	$(11.2)	$(1.9)

6.    INCOME TAXES

Tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Consolidated Statements of Operations:

For the three months ended March 31,	2015	2014
Loss before income taxes	$(33.6)	$(15.9)
Canadian statutory tax rate (%)	26.5%	26.5%

Expected income tax recovery	(8.9)	(4.2)
Impact of lower (higher) foreign tax rates (i)	42.4	(13.5)
Permanent differences	(36.7)	11.5
Unused tax losses and tax offsets not recognized in deferred tax assets	3.7	(15.6)
Unrealized foreign exchange losses in tax	96.4	34.1
Tax effects of translation in foreign operations	(8.8)	2.3
Withholding taxes	2.4	2.4
Mining taxes on profit	9.3	0.5
Other	1.8	(2.0)
Income tax expense	$101.6	$15.5

Income tax expense is represented by:
Current income tax expense	$33.5	$25.7
Deferred income tax expense/(recovery)	68.1	(10.2)
Net income tax expense	$101.6	$15.5

(i)    The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.

7.    EARNINGS (LOSS) PER SHARE

For the three months ended March 31,	2015	2014
Weighted average number of common shares - basic (000's)	913,716	753,356
Weighted average number of dilutive shares relating to convertible debt (i)	—	—
Weighted average number of common shares - diluted (000's)	913,716	753,356
Basic and Diluted Net Loss Per Share from Continuing Operations Attributable to Yamana Equity Holders
Net loss from continuing operations attributable to Yamana equity holders - basic	$(135.2)	$(31.4)
Dilution effects related to the convertible debt (i)	—	—
Net loss from continuing operations attributable to Yamana equity holders - diluted	$(135.2)	$(31.4)
Net loss per share from continuing operations attributable to Yamana equity holders - basic and diluted	$(0.15)	$(0.04)
Basic and Diluted Net Loss Per Share Attributable to Yamana Equity Holders
Net loss attributable to Yamana Gold Inc. equity holders - basic	$(151.8)	$(29.6)
Dilution effects related to the convertible debt (i)	—	—
Net loss attributable to Yamana Gold Inc. equity holders - diluted	$(151.8)	$(29.6)
Net loss per share attributable to Yamana Inc. equity holders - basic and diluted	$(0.17)	$(0.04)
Basic and Diluted Net Loss Per Share
Net loss - basic	$(151.8)	$(29.6)
Dilution effects related to the convertible debt (i)	—	—
Net loss - diluted	$(151.8)	$(29.6)
Net loss per share - basic and diluted	$(0.17)	$(0.04)

(i) The convertible debt was anti-dilutive in the three-month period ended March 31, 2015.

8.    ACCUMULATED OTHER COMPREHENSIVE INCOME

For the three months ended March 31,	2015	2014
Net change in unrealized gains on available-for-sale securities:
Change in fair value	$0.2	$2.4
Reclassification of losses recorded in earnings	—	0.2
	$0.2	$2.6
Net change in fair value of hedging instruments
Change in fair value	(10.0)	22.4
Reclassification of losses recorded in earnings	12.7	—
Tax impact	(0.7)	—
	$2.0	$22.4
Accumulated other comprehensive income/(loss) attributable to equity shareholders	$2.2	$25.0

9.    FAIR VALUE MEASUREMENT

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments, trade and other payables, long-term debt including convertible debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of non-current assets and liabilities. The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company's own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information. As at March 31, 2015, long-term debt has a carrying value of $1.8 billion (December 31, 2014 — $2.0 billion), which is comprised of a revolving facility, senior debt notes and assumed debt with fair values of $210.4 million, $1.5 billion and $91.1 million, respectively (December 31, 2014 — $410.1 million, $1.5 billion and $105.2 million).

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at March 31, 2015, there were no embedded derivatives requiring separate accounting other than concentrate sales.
The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Fair Value Measurements at March 31, 2015	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities	$4.2	$—	$—	$4.2
Derivative related assets	—	14.6	—	14.6
	$4.2	$14.6	$—	$18.8
Liabilities:
Convertible debentures	$21.7	$—	$—	$21.7
Derivative related liabilities	—	48.9	—	48.9
	$21.7	$48.9	$—	$70.6

Fair Value Measurements at December 31, 2014	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities	$3.4	$—	$—	$3.4
Derivative related assets	—	10.8	—	10.8
	$3.4	$10.8	$—	$14.2
Liabilities:
Convertible debentures	$23.7	$—	$—	$23.7
Derivative related liabilities	—	36.6	—	36.6
	$23.7	$36.6	$—	$60.3

Fair value of derivatives

The following table summarizes the fair value of derivative related assets:

As at,	March 31, 2015	December 31, 2014
Currency contracts
Forward contracts	$14.6	$10.8
Total derivative related assets	14.6	10.8
Less: Current portion	(14.6)	(10.8)
Non-current portion	$—	$—

The following table summarizes the fair value of components of derivative related liabilities:

As at,	March 31, 2015	December 31, 2014
Currency contracts
Forward contracts	$48.9	$36.6
Total derivative related liabilities	48.9	36.6
Less: Current portion	(48.9)	(36.6)
Non-current portion	$—	$—

The following table summarizes unrealized derivative gains (losses):

For the three months ended March 31,	2015	2014
Non-hedge derivatives
Commodity contracts - non-hedge derivatives	$3.4	$—
	$3.4	$—
Hedge instruments
Currency contracts - ineffectiveness	$(1.8)	$22.4
	$(1.8)	$22.4

The following table summarizes realized derivative gains (losses):

For the three months ended March 31,	2015	2014
Commodity contracts	$6.7	$0.2
Currency contracts	(11.7)	(5.0)
	$(5.0)	$(4.8)

Included in cost of sales excluding depletion, depreciation and amortization, are realized losses in the amount of $8.1 million for the three months ended March 31, 2015 (2014 — $5.0 million realized losses) with respect to currency derivative contracts.

The hedging reserve net balance as at March 31, 2015 is negative $22.9 million (December 31, 2014 — negative $24.9 million), of that the Company estimates that approximately $22.9 million of net losses will be reclassified to earnings over the next twelve months. The total cash flow currency hedge for the three months ended March 31, 2015 is loss of $7.1 million (March 31, 2014 — gain $22.4 million).

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, the Mexican Peso and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The following table summarizes the details of the currency hedging program as at March 31, 2015:

	Brazilian Real to USD				Mexican Peso to USD
Year of Settlement	Brazilian Real Notional Amount (in millions)	Weighted Average Contract Rate	Market rate as at March 31, 2015	Year of Settlement	Mexican Peso Notional Amount (in millions)	Contract Fixed Rate	Market rate as at March 31, 2015
2015	389.3	2.2828	3.1967	2015	26.0	13.3200	15.2635

10.    INVENTORIES

As at,	March 31, 2015	December 31, 2014
Product inventories	$57.5	$56.6
Metal in circuit and gold in process	73.0	71.2
Ore stockpiles	60.7	70.6
Materials and supplies	103.8	108.6
	$295.0	$307.0

The amount of inventories recognized as an expense during the three months ended March 31, 2015 was $280.0 million (2014 - $208.9 million) and is included in cost of sales. During the three months ended March 31, 2015, a total charge of $0.1 million was recorded to adjust inventory to net realizable value (2014 - $2.4 million) which is included in cost of sales.

11.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii)	Land, building, plant & equipment	Total
Cost, January 1, 2014	$3,761.2	$7,105.1	$1,999.7	$12,866.0
Adjustment of opening balance for assets held for sale	(13.3)	(306.1)	—	(319.4)
Additions	1,189.3	576.4	536.0	2,301.7
Transfers and other non-cash movements	492.0	(456.9)	(35.1)	—
Change in decommissioning, restoration & similar liabilities	3.3	0.8	(0.1)	4.0
Reclassification	(6.0)	7.7	6.1	7.8
Disposals	(5.9)	(22.9)	(23.5)	(52.3)
Cost, December 31, 2014	$5,420.6	$6,904.1	$2,483.1	$14,807.8
Adjustment of purchase price allocation during measurement period	(41.8)	(66.3)	—	(108.1)
Additions	21.2	80.5	5.5	107.2
Transfers and other non-cash movements	27.5	(38.4)	18.7	7.8
Change in decommissioning, restoration & similar liabilities	(14.9)	—	—	(14.9)
Reclassification	—	(1.5)	—	(1.5)
Disposals	—	(4.9)	(7.3)	(12.2)
Cost, March 31, 2015	$5,412.6	$6,873.5	$2,500.0	$14,786.1

Accumulated depreciation, January 1, 2014	$1,267.8	$557.3	$780.1	$2,605.2
Adjustment of opening balance for assets held for sale	—	(175.0)	—	(175.0)
Depreciation for the year	307.4	—	191.3	498.7
Impairment	166.4	586.5	—	752.9
Reclassification	—	—	7.8	7.8
Disposal	(0.6)	—	(24.0)	(24.6)
Accumulated depreciation, December 31, 2014	$1,741.0	$968.8	$955.2	$3,665.0
Depreciation for the period	87.1	—	49.9	137.0
Impairment	—	—	—	—
Reclassification	—	—	—	—
Disposal	—	—	(6.0)	(6.0)
Accumulated depreciation, March 31, 2015	$1,828.1	$968.8	$999.1	$3,796.0

Carrying value, December 31, 2014	$3,637.8	$5,869.0	$1,527.9	$11,034.7
Carrying value, March 31, 2015	$3,584.5	$5,904.7	$1,500.9	$10,990.1

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

As at,	March 31, 2015	December 31, 2014
Balance, as at January 1,	$252.3	$181.3
Additions	13.6	94.7
Amortization	(7.7)	(23.7)
Balance, end of period	$258.2	$252.3

(ii)
Assets not subject to depletion, depreciation and amortization include: capitalized mineral reserves and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites. Mineral property costs not subject to depletion, depreciation and amortization are composed of the following:

As at,	March 31, 2015	December 31, 2014
Projects not in production	$3,401.2	$3,396.4
Exploration potential	2,503.5	2,472.6
Assets under construction	—	—
Total	$5,904.7	$5,869.0

12.    LONG-TERM DEBT

As at,	March 31, 2015	December 31, 2014
$500 million senior debt notes, issued on June 25, 2014	$494.6	$494.6
$300 million senior debt notes, issued on June 10, 2013	298.3	298.3
$500 million senior debt notes, issued on March 23, 2012	497.4	497.2
$270 million senior debt notes, issued on December 18, 2009	254.6	254.6
$1 billion revolving facility (ii)	210.4	410.1
Long-term debt assumed from 50% interest of Canadian Malartic (Note 4)	91.1	105.2
Total debt	$1,846.4	$2,060.0
Less: current portion of long-term debt	$(29.4)	$(34.6)
Long-term debt (i)	$1,817.0	$2,025.4

(i)
Balances are net of transaction costs of $14.9 million, net of amortization (December 31, 2014 - $15.1 million). No changes have been made to any of the terms disclosed in the Annual Consolidated Financial Statements for the year ended December 31, 2014.

(ii) During the period, the Company repaid $250.0 million and drew $50.0 million on its revolving facility.

The following is a schedule of long-term debt principal repayments which includes corporate debt, the revolving facility, and debt assumed from the 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company:

Long-term Debt
2015	26.6
2016	98.2
2017	47.0
2018	111.5
2019	398.4
2020	85.0
2021	—
2022	200.0
2023	265.0
2024	640.0
$1,871.7

The Company will, from time to time, repay balances outstanding on its revolving credit and intends to renew the credit facility upon maturity in 2019.

13.    OTHER PROVISIONS AND LIABILITIES

As at,	March 31, 2015	December 31, 2014
Provision for repatriation taxes payable	$70.6	$72.8
Provision for taxes	16.9	19.8
Other provisions and liabilities (i)	104.7	118.2
Other provisions and liabilities	$192.2	$210.8

Current	$68.2	$73.1
Non-current	124.0	137.7
Other provisions and liabilities	$192.2	$210.8

(i)
Other provisions and liabilities include provisions relating to legal proceedings, silicosis and other. In 2004, a former director of Northern Orion (now named 0805346 B.C. Ltd.) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements to participate in half of the acquisition of Alumbrera entered into with the plaintiff. On August 22, 2008, the courts issued a first-instance judgment rejecting the claim.  The plaintiff appealed and on May 22, 2013, the appellate court overturned the first-instance decision although weighted the chance of the plaintiff’s ability to participate in 50% of Alumbrera at 15%.  The matter was remanded to the first-instance court to determine the value following a series of appeals. In December 2014 the court appointed valuator delivered an assessment order of the value of lost opportunity to the plaintiff at $244 million. On February 27, 2015 0805346 B.C. Ltd. was awarded an annulment of the $244 million valuation order. On March 18, 2015 the plaintiff filed an appeal of the annulment decision award which will be heard by the National Commercial Appeals Court. In the opinion of 0805346 B.C. Ltd. advisors, the appeal was incorrectly allowed and the plaintiff’s chances of success are remote. In addition, on January 7, 2015, 0805346 B.C. Ltd. initiated a criminal complaint against the court-appointed valuator, based on the egregious errors contained in his valuation. Once all appeal procedures are exhausted, a new valuator will be appointed to determine the award.

14.    SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at December 31, 2014 (2013: nil).

For the three months ended March 31,	2015		2014
	Number of		Number of
Issued and outstanding - 938,339,657 common shares	common shares	Amount	common shares	Amount
(December 31, 2014 - 878,052,814 common shares):	(000’s)	(in millions)	(000’s)	(in millions)
Balance, as at January 1,	878,053	$7,347.3	753,303	$6,320.1
Public offering (net of issue costs)(i)	56,465	228.1	—	—
Issued on acquisition of mineral interests (Note 4(a))	3,550	12.9	—	—
Issued on vesting of restricted share units	312	3.5	184	2.4
Share cancellation (ii)	(40)	(0.3)	(96)	(1.1)
Balance, end of period	938,340	$7,591.5	753,391	$6,321.4

(i)
During the period ended March 31, 2015, the Company closed on a bought deal offering of 49.1 million common shares at a share price of C$5.30 per share for gross proceeds of approximately C$260.2 million (the "Offering"). The shares were offered by way of a short-form prospectus in all of the provinces of Canada. In addition, the Company granted to the underwriters an option (the “Over-Allotment Option”) to purchase from the Company up to an additional 7.4 million common shares at a price of C$5.30 per share for a total of 56.5 million common shares, on the same terms and conditions as the Offering, exercisable any time, in whole or in part, until the date that was 30 days after and including the closing date (February 3, 2015) of the Offering. The Over-Allotment Option was exercised in full, bringing the total gross proceeds to the Company of C$299.3 million.

(ii)
During the three-month period ended March 31, 2015, the Company cancelled 40,249 shares relating to entitlement from un-exchanged predecessor shares following the expiry of the period of surrender for a previous acquisition.

During the period ended March 31, 2015, the Company announced the implementation of a dividend reinvestment plan (the “DRIP”), effective for the first quarter dividend of 2015 forward, which provides eligible holders of the Company’s common shares with the option of reinvesting all or a portion of the dividends paid to them as shareholders (less any withholding tax) to purchase addition common shares of the Company. Participation in the DRIP is optional. The common shares acquired on behalf of eligible participants by the DRIP agent, CST Trust Company, will, at the sole option of the Company, be common shares issued from the treasury of the Company or common shares acquired on the open market through the facilities of the Toronto Stock Exchange, the New York Stock Exchange or any other stock exchange on which the common shares of the Company are then listed (each a “Listed Market”). The purchase price of the common shares purchased under the DRIP shall be the volume weighted average price of the common shares on the applicable Listed Market for the five (5) trading days preceding the dividend payment date.

15.    SHARE-BASED PAYMENTS

The total compensation relating to share-based payments for the quarter ended March 31, 2015 was an expense of $5.1 million (March 31, 2014 - expense of $5.3 million) and is comprised of the following:

For the three months ended March 31,	2015	2014
Equity-settled plans	$4.2	$3.7
Cash-settled plans	0.9	1.6
Total expense recognized as compensation expense	$5.1	$5.3

As at,	March 31, 2015	December 31, 2014
Total carrying amount of liabilities for cash-settled arrangements	$14.9	$14.8

The following table summarizes the equity instruments outstanding related to share-based payments as at:

As at (In thousands)	March 31, 2015	December 31, 2014
Options (i)(ii)	2,900	1,570
Restricted Share Units ("RSU") (i)	1,986	1,972
Deferred Share Units ("DSU")	3,150	3,074
Performance Share Units ("PSU") (iii)	1,714	1,347

(i)	For the three months end March 31, 2015, these items have not been included in the weighted average number of shares (refer to Note 7) as they are anti-dilutive.

(ii)
During the three months ended March 31, 2015, 1,361,000 options were granted at an exercise price of C$5.30 per share. The options granted had a fair value of C$1.71 at grant date which has been estimated using the Black-Scholes pricing model based on the following assumptions:

Dividend yield	1.34%
Expected volatility (based on the historical volatility of the Company's shares)	50.74%
Risk-free interest rate	0.95% to 0.99%
Expected life	1 to 3 years
Forfeitures	10%

(iii)
The PSU plan with a June 30, 2017 expiry was amended during the three-month period ended March 31, 2015 for a revised total of 1,034,208 units. During the three months ended March 31, 2015, the Company granted 680,402 PSU with an expiry date of January 12, 2018. The fair value of PSU granted was $nil and determined using a probability weighted analysis using a Monte Carlo simulation.

16.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Long-term Debt Note 12 and Share Capital Note 14 for a quantitative summary of these items.

The Company has the following externally imposed financial covenants on certain of its debt arrangements:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at March 31, 2015, the Company has met all of the externally imposed financial covenants.

17.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

Three months ended March 31,	2015	2014
Interest capitalized to assets under construction	$0.8	$12.4
Issue of common shares on vesting of RSU	$3.5	$2.4
Issue of common shares on acquisition of mineral interests	$12.9	$—

(b)	Net Change in Non-Cash Operating Working Capital

Three months ended March 31,	2015	2014
Net decrease/(increase) in:
Trade and other receivables	$5.5	$(10.4)
Inventories	10.6	(16.6)
Other assets	(9.9)	(6.3)
Net increase/(decrease) in:
Trade payable and other payables	(95.1)	(28.9)
Other liabilities	(3.4)	(11.8)
Movement in above related to foreign exchange	(1.7)	10.8
Net change in non-cash working capital	$(94.0)	$(63.2)

Change in non-cash working capital items are net of items related to Property, Plant and Equipment.

18.    OPERATING SEGMENTS

The Company bases its operating segments on the way information is reported to the Chief Executive Officer. The Company has five core reportable operating segments which include the following mines:

•	Chapada mine in Brazil,

•	El Peñón mine in Chile,

•	Gualcamayo mine in Argentina,

•	Mercedes mine in Mexico, and

•	Canadian Malartic mine in Canada (50% interest).

The Company aggregates and discloses the financial results of non-reportable operating segments which include, but are not limited to: the Jacobina, Brio Gold Inc., and Ernesto/Pau-a-Pique (discontinued operations) mines in Brazil, the Minera Florida mine in Chile, the Alumbrera mine (12.5% interest) in Argentina and corporate entities as these operating segments do not meet the quantitative thresholds to qualify as reportable operating segments and nor do any individually, based on their materiality, assist in more informed judgments about the entity as a whole, its performance or prospects for future net cash flows.

(a)	Information about assets and liabilities

Property, plant and equipment referred to below consist of land, buildings, equipment, mining properties subject to depletion and mining properties not subject to depletion which include assets under construction and exploration and evaluation costs.

As at March 31, 2015	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Property, plant and equipment	$614.8	$2,022.6	$1,236.4	$741.1	$1,558.3	$4,816.9	$10,990.1
Goodwill and intangibles	$—	$9.7	$1.5	$—	$359.7	$54.5	$425.4
Investment in associate	$—	$—	$—	$—	$—	$62.2	$62.2
Non-current assets	$618.2	$1,740.2	$1,236.5	$740.8	$1,948.1	$5,403.5	$11,687.3
Total assets	$709.7	$1,825.1	$1,381.3	$785.0	$2,027.6	$5,676.7	$12,405.4
Total liabilities	$221.2	$548.0	$479.2	$199.1	$544.6	$3,598.8	$5,590.9

As at December 31, 2014	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Property, plant and equipment	$621.5	$2,004.1	$1,099.0	$745.7	$1,546.7	$5,017.7	$11,034.7
Goodwill and intangibles	$—	$10.2	$1.5	$—	$359.7	$53.9	$425.3
Investment in associate	$—	$—	$—	$—	$—	$66.6	$66.6
Non-current assets	$636.7	$2,053.7	$1,100.6	$745.7	$1,938.1	$5,271.9	$11,746.7
Total assets	$731.7	$2,122.9	$1,242.0	$791.1	$2,014.3	$5,628.7	$12,530.7
Total liabilities	$232.5	$556.2	$471.8	$206.4	$554.6	$3,776.4	$5,797.9

(b)	Information about profit and loss

For the three months ended March 31, 2015	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Revenues	$87.5	$108.3	$53.1	$32.6	$76.0	$100.6	$458.1
Cost of sales excluding depletion, depreciation and amortization	(59.7)	(52.1)	(37.9)	(21.4)	(39.7)	(69.2)	(280.0)
Gross margin excluding depletion, depreciation and amortization	27.8	56.2	15.2	11.2	36.3	31.4	178.1
Depletion, depreciation and amortization	(11.5)	(29.9)	(20.3)	(9.3)	(24.9)	(42.0)	(137.9)
Mine operating earnings/(loss)	$16.3	$26.3	$(5.1)	$1.9	$11.4	$(10.6)	$40.2

Equity loss	$—	$—	$—	$—	$—	$(4.4)	$(4.4)
Other income/(expenses) (i)	$6.2	$(0.8)	$(2.6)	$0.6	$5.4	$(78.2)	$(69.4)
Earnings/(loss) before taxes	$22.5	$25.5	$(7.7)	$2.5	$16.8	$(93.2)	$(33.6)
Income tax (expense)/recovery	(25.4)	(2.4)	(14.1)	0.9	(3.8)	(56.8)	(101.6)
(Loss)/earnings from continuing operations	$(2.9)	$23.1	$(21.8)	$3.4	$13.0	$(150.0)	$(135.2)
Loss from discontinued operation	$—	$—	$—	$—	$—	$(16.6)	$(16.6)
Net (loss)/earnings	$(2.9)	$23.1	$(21.8)	$3.4	$13.0	$(166.6)	$(151.8)

Capital expenditures	$11.7	$18.0	$2.8	$4.3	$10.7	$28.2	$75.7

For the three months ended March 31, 2014	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic (ii)	Other	Total
Revenues	$89.3	$114.0	$45.9	$31.6	$—	$73.1	$353.9
Cost of sales excluding depletion, depreciation and amortization	(56.2)	(49.1)	(36.9)	(16.1)	—	(50.6)	(208.9)
Gross margin excluding depletion, depreciation and amortization	33.1	64.9	9.0	15.5	—	22.5	145.0
Depletion, depreciation and amortization	(10.2)	(35.6)	(21.4)	(9.7)	—	(35.0)	(111.9)
Mine operating earnings/(loss)	$22.9	$29.3	$(12.4)	$5.8	$—	$(12.5)	$33.1

Equity earnings	$—	$—	$—	$—	$—	$1.2	$1.2
Other income/(expenses) (i)	$0.5	$(1.7)	$(2.8)	$(0.2)	$—	$(46.0)	$(50.2)
Earnings/(loss) before taxes	$23.4	$27.6	$(15.2)	$5.6	$—	$(57.3)	$(15.9)
Income tax (expense)/recovery	(9.0)	(6.2)	(2.6)	2.8	—	(0.5)	(15.5)
Earnings/(loss) from continuing operations	$14.4	$21.4	$(17.8)	$8.4	$—	$(57.8)	$(31.4)
Earnings from discontinued operation	$—	$—	$—	$—	$—	$1.8	$1.8
Net earnings/(loss)	$14.4	$21.4	$(17.8)	$8.4	$—	$(56.0)	$(29.6)

Capital expenditures	$7.2	$31.8	$10.0	$9.0	$—	$79.6	$137.6

(i)
Other expenses is comprised of general and administrative expense of $29.4 million (2014 -$31.5 million), exploration and evaluation expense of $5.4 million (2014 - $4.6 million), net finance expense of $11.2 million (2014 - $1.9 million), other operating expenses of $23.4 million (2014 -$12.2 million).

(ii)	Canadian Malartic acquisition closed June 16, 2014.

19.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at,	March 31, 2015	December 31, 2014
Within 1 year	$395.7	$470.5
Between 1 to 3 years	291.2	385.2
Between 3 to 5 years	69.4	68.9
After 5 years	0.1	1.8
	$756.4	$926.4

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

As at,	March 31, 2015	December 31, 2014
Within 1 year	$6.0	$6.2
Between 1 to 3 years	6.6	7.6
Between 3 to 5 years	1.1	1.8
After 5 years	—	—
	$13.7	$15.6

20.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Consolidated Financial Statements of the Company.

In December 2012, the Corporation received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the years 2007 to 2010. The Corporation believes that these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Corporation does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

21.    EVENT AFTER THE REPORTING PERIOD

On April 24, 2015, the Company announced that it had entered into a definitive agreement with Mega Precious Metals Inc. (“Mega”) whereby the Company will acquire all of the outstanding shares of Mega under a plan of arrangement for consideration of 0.02092 of a Yamana share and cash of C$0.001 per Mega share, equivalent to C$0.10 per Mega share, based on the closing price of Yamana shares on the TSX on April 23, 2015. The total consideration to Mega shareholders is approximately $14.4 million (C$17.5 million).  The Company also agreed to purchase Mega’s outstanding convertible debentures held by Pacific Road Capital Resources Funds.  Mega is a Canadian-based exploration company with a high quality pipeline of projects located in the mining friendly jurisdictions of Manitoba, Northwestern Ontario and Nunavut.

The transaction is expected to close in late June of 2015, subject to the satisfaction of certain conditions, including court and shareholder approval, and the Company’s satisfactory completion of its title, environmental, tax and litigation due diligence on or prior to May 15, 2015.

The transaction is expected to advance the Company’s strategy to expand its presence in Canada as the significant existing mineral resource base at Mega’s Monument Bay and North Madsen Projects in particular provide an opportunity for further exploration to meaningfully increase the potential of these assets.

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